UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001- 39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Meten Holding Group Ltd., a company formed under the laws of the Cayman Islands (the “Company”), operates its English language training business in China through contractual arrangements with the variable interest entities (the “VIEs”, each a “VIE”), Shenzhen Meten International Education Co., Ltd. (“Shenzhen Meten”), and Shenzhen Likeshuo Education Co., Ltd. (“Shenzhen Likeshuo”). Through the VIE structure, the Company has been able to consolidate the financial results of Shenzhen Meten and Shenzhen Likeshuo and their subsidiaries into the consolidated financial statements of the Company under U.S. Generally Accepted Accounting Principles. The contractual arrangements related to Shenzhen Meten were entered into by and among Zhuhai Meten, a wholly foreign owned enterprise of the Company (“Zhuhai Meten”), the shareholders of Shenzhen Meten, Shenzhen Meten and its affiliated entities, and the contractual arrangements related to Shenzhen Likeshuo were entered into by and among Zhuhai Likeshuo, a wholly foreign owned enterprise of the Company (“Zhuhai Likeshuo”, together with Zhuhai Meten, the “WFOEs”), the shareholders of Shenzhen Likeshuo, Shenzhen Likeshuo and its affiliated entities.

Since 2021, the Company has taken a series of steps to transform itself into a blockchain technology company and it has recently developed a plan to unwind its VIE structure. Based on the terms of the contractual arrangements, Zhuhai Meten or Zhuhai Likeshuo may unilaterally terminate their respective contractual arrangements with a 30-day notice in advance. Both Zhuhai Meten and Zhuhai Likeshuo provided such notices on October 20, 2022, and the Company expects the VIE structure to be effectively unwound in late November after the 30-day period ends. After the structure has been unwound, the financial results of the VIEs and their subsidiaries will no longer be consolidated into the Company’s financial statements.

Cautionary Note Regarding Forward-Looking Statements

Any statements in this report on Form 6-K about the Company’s future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to, statements about the plan to unwind the Company’s VIE structure, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions. Risks that contribute to the uncertain nature of the forward-looking statements include: uncertainties regarding the Company’s ability to maintain its listing on the Nasdaq Capital Market; uncertainties regarding the scope, timing and severity of the COVID-19 pandemic; as well as other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission and in subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements contained in this report on Form 6-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2022

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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